Exhibit 12

HSBC USA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(dollars are in millions)
Ratios excluding interest on deposits:
Net income (loss)	$(179)	$129	$330	$354	$(338)
Income tax expense (benefit)	1,228	89	230	(56)	156
Fixed charges:
Interest on:
Short-term borrowings	124	79	46	36	27
Long-term debt	998	864	709	650	661
Others(2)	25	15	16	(88)	66
One third of rents, net of income from subleases	31	27	28	31	33
Total fixed charges, excluding interest on deposits	1,178	985	799	629	787
Earnings before taxes and fixed charges, excluding interest on deposits	$2,227	$1,203	$1,359	$927	$605
Ratio of earnings to fixed charges, excluding interest on deposits	1.89	1.22	1.70	1.47	.77
Preferred stock dividends(1)	$123	$107	$104	$120	$125
Fixed charges, including preferred stock dividends	$1,301	$1,092	$903	$749	$912
Ratio of earnings to fixed charges, including preferred stock dividends	1.71	1.10	1.50	1.24	.66

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$1,178	$985	$799	$629	$787
Add: Interest on deposits	703	468	260	145	184
Total fixed charges, including interest on deposits	1,881	1,453	1,059	774	971
Earnings before taxes and fixed charges, excluding interest on deposits	2,227	1,203	1,359	927	605
Add: Interest on deposits	703	468	260	145	184
Earnings before taxes and fixed charges, including interest on deposits	$2,930	$1,671	$1,619	$1,072	$789
Ratio of earnings to fixed charges, including interest on deposits	1.56	1.15	1.53	1.39	.81
Fixed charges, including preferred stock dividends	$1,301	1,092	$903	749	912
Add: Interest on deposits	703	468	260	145	184
Fixed charges, including interest on deposits and the preferred stock dividend factor	$2,004	1,560	$1,163	894	1,096
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.46	1.07	1.39	1.20	.72

(1)	Preferred stock dividends are grossed up to their pretax equivalents.

(2)	During 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.